Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda
N E W S • N E W S • N E W S • N E W S • N E W S
Stratus Technologies Bermuda Holdings Ltd. Announces
Financial Results for First Quarter of Fiscal 2012
Hamilton, Bermuda, July 18, 2011 — Stratus Technologies Bermuda Holdings Ltd.(together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today furnished its quarterly financial results with the United States Securities and Exchange Commission on Form 6-K for the fiscal quarter ended May 29, 2011.
For the first quarter ended May 29, 2011, total revenue was $49.6 million, an increase of $2.6 million or 5.5% as compared to the $47.0 million in the first quarter ended May 30, 2010. Profit from operations was $7.0 million compared to $10.2 million for the same period last year. The first quarter of fiscal 2011 results include a gain on sale of subsidiary of $3.7 million related to the sale of our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (“Emergent Business”) in January 2009. For the first quarter, the net loss was $5.9 million compared to $3.1 million for the same period last year. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $10.0 million compared to $10.0 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statement of Operations.”
First Quarter Results Conference Call
A conference call to review first quarter financial results will be held today, July 18, 2011 at 1:30 p.m. Eastern Time and may be accessed by calling 877-941-9205 (U.S. only) or 480-629-9835 with a conference ID of 4458031. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 303-590-3030 with a conference ID of 4458031 for 30 days. This replay information represents an update to the information previously provided in the press release dated July 15, 2011.

About Stratus
Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.
Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.
# # #
Stratus, ftServer, Continuum, ActiveService, CALM and Stratus Avance are trademarks or registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.
Investor Relations Contact
Robert C. Laufer
Senior Vice President, CFO
Stratus Technologies
978-461-7343
bob.laufer@stratus.com
© 2011 Stratus Technologies Bermuda Ltd. All rights reserved.
Stratus®, ftServer®, Continuum®, ActiveService™, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands, except per share data)

	May 29, 2011	February 27, 2011
ASSETS
Current assets:
Cash and cash equivalents	$27,089	$28,100
Accounts receivable, net of allowance for doubtful accounts of $266 and $315, respectively	34,829	38,079
Inventory	7,067	7,485
Deferred income taxes	1,459	1,440
Income taxes receivable	71	—
Prepaid expenses and other current assets	4,828	4,370

Total current assets	75,343	79,474

Property and equipment, net	12,716	13,695
Intangible assets, net	3,408	3,438
Goodwill	9,596	9,584
Deferred income taxes	1,824	1,803
Deferred financing fees	11,292	10,993
Other assets	4,136	4,867

Total assets	$118,315	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	6,845	7,291
Accrued expenses	19,328	25,611
Income taxes payable	—	285
Deferred revenue	38,360	36,199

Total current liabilities	69,533	74,386

Long-term debt, net of discount	252,871	249,069
Embedded derivatives	19,311	18,955
Deferred revenue and other liabilities	12,856	12,170

Total liabilities	354,571	354,580

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at May 29, 2011 and February 27, 2011 (liquidation preference of $103,123 and $101,101, respectively)	103,123	101,101
Series B: 20,524 and 0 shares authorized; 3,532 and 3,532 issued and outstanding at May 29, 2011 and February 27, 2011 (liquidation preference of $55,511 and 54,423, respectively)	55,511	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	164,152	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at May 29, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at May 29, 2011 and February 27, 2011	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at May 29, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(427,599)	(418,687)
Accumulated other comprehensive gain	1,481	1,209

Total stockholders’ deficit	(400,408)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$118,315	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
(Dollars in thousands)

	13 weeks ended
	May 29,	May 30,
	2011	2010
REVENUE
Product	$16,889	$13,106
Customer Service	27,581	28,299
Solution Services	5,096	5,560

Service revenue	32,677	33,859

Total revenue	49,566	46,965

COST OF REVENUE
Product	7,488	6,745
Customer Service	10,215	10,462
Solution Services	3,694	3,758

Service cost of revenue	13,909	14,220

Total cost of revenue	21,397	20,965

Gross profit	28,169	26,000

OPERATING EXPENSES
Research and development	7,346	7,020
Sales and marketing	7,786	6,964
General and administrative	5,754	5,212
Amortization of intangibles	—	52
Restructuring charges	—	(4)
(Gain) on sale of subsidiary	—	(3,655)
Management fees	300	217

Total operating expenses	21,186	15,806

Profit from operations	6,983	10,194
Interest income	6	56
Interest expense	(12,185)	(9,096)
Loss on extinguishment of debt	—	(3,751)
Other expense, net	(383)	(50)

Loss before income taxes	(5,579)	(2,647)
Provision for income taxes	316	447

Net loss	($5,895)	($3,094)

EBITDA TABLE:
Net loss	($5,895)	($3,094)
Add:
Interest expense, net	12,179	9,040
Provision for income taxes	316	447
Depreciation and amortization	1,978	2,570

EBITDA (1)	$8,578	$8,963

Add(deduct)
Restructuring (a)	—	(4)
Stock-based compensation expense (b)	93	150
Management fees (c)	300	217
(Gain) on sale of subsidiary (d)	—	(3,655)
Reserves (e)	279	239
Loss on extinguishment of debt (f)	—	3,751
Other expense, net (g)	711	339

Total adjustments	1,383	1,037

Adjusted EBITDA (1)	$9,961	$10,000

1) EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.
Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.
Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or

•	contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flow in Item 1 of this report.
a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions.

b)	In the first quarter of fiscal 2012 and the first quarter of fiscal 2011, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.2 million, respectively, relating to share-based payments to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $2.6 million and $2.4 million at May 29, 2011 and February 27, 2011, respectively.

d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the first quarter of fiscal 2011 of $3.7 million.

e)	In the first quarter of fiscal 2012 and fiscal 2011, we incurred $0.3 million and $0.2 million of non-cash inventory write downs, respectively.

f)	In the first quarter of fiscal 2011 we recorded $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

g)	In the first quarter of fiscal 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.2 million bank fees, $0.3 million of one-time public registration costs and $0.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes partially offset by $0.1 million of net foreign currency gains. In the first quarter of fiscal 2011, we recorded other expense, net of $0.3 million, primarily consisting of $0.2 million bank fees, $0.2 million of net miscellaneous and non-recurring charges offset by $0.1 million of net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(Dollars in thousands)

	13 weeks ended
	May 29,	May 30,
	2011	2010
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	($5,895)	($3,094)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,978	2,570
Amortization of deferred financing costs	2,554	1,618
Stock-based compensation	93	150
Provision for doubtful accounts	—	54
Inventory provision	279	234
Loss on extinguishment of debt	—	3,751
Loss on embedded derivatives	337	—
Gain from sale of subsidiary	—	(3,655)
Interest payable-in-kind	1,902	1,104
Changes in assets and liabilities
Accounts receivable	3,425	10,037
Inventory	(41)	(1,067)
Prepaid expenses and other current assets	(431)	(727)
Accounts payable	(490)	(498)
Accrued expenses	(131)	(872)
Interest payable	(6,275)	1,334
Income taxes payable	(362)	347
Deferred revenue	3,323	(3,734)
Other long-term assets and liabilities	(476)	570

Net cash (used in) provided by operating activities	(210)	8,122

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(806)	(1,837)
Proceeds from sale of subsidiary	—	3,555
Acquisition of other long-term assets	(19)	(24)

Net cash (used in) provided by investing activities	(825)	1,694

FINANCING ACTIVITIES
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	—	(218,000)
Payment of debt and equity issuance fees	(142)	(12,845)
Proceeds from revolving credit facility	—	8,000
Payment on revolving credit facility	—	(30,000)

Net cash used in financing activities	(142)	(45,564)

Effect of exchange rate changes on cash	166	(561)

Net decrease in cash and cash equivalents	(1,011)	(36,309)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$27,089	$20,459